Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

The following slides are included as an annex to presentations that EnvisionRxOptions, Rite Aid Corporation’s subsidiary, intends to make from time to time to EnvisionRxOptions’ clients, brokers and business partners beginning on March 7, 2018.

The Albertsons Rite Aid Partnership March 7, 2018

The Albertsons–Rite Aid Partnership

March 7, 2018



ENVISION Rx OPTIONS

> We expect EnvisionRxOptions to be a key driver of growth.
>
> ~ Kermit Crawford
> COO, Rite Aid

RITE AID

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Albertsons

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ENVISION Rx OPTIONS

Albertsons has a national footprint and strong local presence in the grocery business

\# Regional Rank in Local Presence in the Grocery Business



Haggen
#1 Seattle
#1 Portland
SAFEWAY
#1 Intermountain
#2 Denver
Nor Cal
Albertsons
#1
VONS
PAVILIONS
#2 Southwest
United
#1
Tom Thumb
Randalls
#3 Southern
SAFEWAY
#1 So Cal
SAFEWAY
#1
CARRS
#1
Jewel Osco
#1
#2
ACME
#2 Eastern
SAFEWAY
#2
shaw's
star

Banner	# of Stores	Primary States
Safeway	908	CA, WA, AZ, CO, OR, MD, VA, HI, DC, AK, MT
Albertsons	419	CA, TX, WA, AZ, ID, NV, MT, NM, OR, CO, LA, WY
Vons	208	CA, NV
Jewel Osco	187	IL
Shaw's	131	MA, ME, VT, NH, RI

Banner	# of Stores	Primary States
ACME	176	NJ, PA, DE, NY
Tom Thumb	63	TX
Randalls	44	TX
United Supermarkets	62	TX, NM
Pavilions	27	CA

Banner	# of Stores	Primary States
Star Market	23	MA
Market Street	16	TX
Haggen	15	WA
Carrs Safeway	12	AK
Albertsons Market	11	TX,NM

Banner	# of Stores	Primary States
Safeway Community Markets	5	CA
Eagle	4	AK
Amigos	4	TX
Pak 'n Save Foods	4	CA
Lucky	4	CA, UT

Note: Store Count as of Q3'17 ended 12/02/17.
Source: Nielsen Food Channel analysis calendar Q3'17.
Excludes mass retail.

Our larger health and wellness company includes many well known brands in markets across the country

ALB/RAD Combined Pharmacy Footprint



Markets with ALB/RAD pharmacies as of 3/7/2018

RITE AID
Albertsons
Rx
Amigos
SAFEWAY
ACME
Albertsons market
Lucky
Randalls
shaws
Jewel Osco
VONS
Market Street
CARRS
United supermarkets
Tom Thumb
Haggen
United Express
PAVILIONS
star market
EAGLE QUALITY CENTERS
Pak'n Save Foods

Our larger health and wellness company gives us financial strength to provide more options and better control the pharmacy experience.

ALB/RAD Combined Pharmacy Footprint



Markets with ALB/RAD pharmacies as of 3/7/2018

Combined company is expected to have:

- Pro forma $83B annual revenues
- 40M customers weekly
- 4,300 pharmacies
  - –2,569 Rite Aid
  - –2,323 Albertsons
- 320M+ prescriptions annually
- 300 clinics
- Leading positions in 66% of the top MSAs (1)
- #1 or #2 positions in 70% of pharmacy locations in the West (2)

(1) Grocery regional ranks based on Nielsen data (including mass) for Albertsons operating divisions across 122 MSAs.

(2) Top MSAs Pharmacy share based on number of stores vs. competitors west of Colorado.

ENVISION Rx OPTIONS

Important Notice Regarding Forward-Looking Statements

This communication contains certain "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation ("Rite Aid") and Albertsons Companies, Inc. ("Albertsons") and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words "expect," "believe," "estimate," "intend," "plan" and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid's common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid's Annual Report on Form 10-K for the fiscal year ended March 4, 2017 filed with the Securities and Exchange Commission ("SEC") and will be found in the Form S-4 that will be filed with the SEC by Albertsons in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid's previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid's Form 8-K filed with the SEC on February 8, 2018.

Additional Information and Where to Find It

In connection with the proposed strategic combination involving Rite Aid and Albertsons, Rite Aid and Albertsons intend to file relevant materials with the SEC, including that Albertsons will file a registration statement on Form S-4 that will include a proxy statement/prospectus to be distributed to Rite Aid's stockholders. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. RITE AID'S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC's Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid's SEC filings in connection with the transaction, free of charge, from Rite Aid's Web site (www.RiteAid.com) under the link "Investor Relations" and then under the tab "SEC Filings," or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on Albertsons' website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid's directors and executive officers is available in its definitive proxy statement for Rite Aid's 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons will be set forth in the Form S-4. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.